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                                                                      EXHIBIT 12

                   360 COMMUNICATIONS COMPANY AND SUBSIDIARIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                 (IN THOUSANDS)




                                              For the Year Ended December 31,
                              ------------------------------------------------------------
                                  1997         1996        1995        1994        1993
                              ------------ ----------- ----------- ----------- -----------
Earnings
Income (loss) before
       cumulative effects of
       changes in
       accounting principles   $   81,495   $  59,519   $  (1,695)  $ (19,757)  $ (49,897)
Adjustment for minority
       interest in majority
       owned affiliates            50,880      46,622      34,269      22,110       9,697
Share of distributed
       income of less-than
       50%-owned affiliates
       net of equity pick-up      (22,903)    (27,838)     (7,206)    (10,899)    (10,466)
 Adjustment for 50%-
        owned affiliates          (11,304)    (10,327)     (4,847)     (4,966)     (1,727)
Capitalized interest               (2,425)     (2,234)     (1,553)     (1,097)       (712)
Income tax provision               73,829      57,829      25,405       5,697      (7,112)
                              ------------ ----------- ----------- ----------- -----------
Subtotal                          169,572     123,571      44,373      (8,912)    (60,217)

Fixed charges
Interest charges                  134,014     108,598     128,793      99,534      86,121
Interest portion of
       operating rents              9,452       6,753       5,868       4,115       2,524
Adjustment for 50%-
       owned affiliates             2,421       2,200       2,474       1,990       1,698
                              ------------ ----------- ----------- ----------- -----------
Total fixed charges               145,887     117,551     137,135     105,639      90,343
                              ------------ ----------- ----------- ----------- -----------
Earnings, as adjusted          $  315,459   $ 241,122   $ 181,508   $  96,727   $  30,126
                              ============ =========== =========== =========== ===========
Ratio of earnings to fixed
     charges                         2.16       2.05        1.32
                              ============ =========== ===========


------------
NOTE: The ratio of earnings to fixed charges have been computed by dividing fixed charges into the sum of (a) income (loss) before cumulative effects of changes in accounting principles, less capitalized interest and with adjustments to appropriately reflect the Company's majority-owned, 50%-owned, and less-than-50%-owned affiliates, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness and the interest component of operating rents, with adjustments as appropriate to reflect the Company's 50%-owned affiliates. For each of the two years in the period ended December 31, 1994, the deficit of earnings to fixed charges was $8,912,000 and $60,217,000,

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